McGuireWoods LLP

800 East Canal Street

Richmond, Virginia 23219

January 21, 2020

VIA EDGAR AND OVERNIGHT COURIER

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Registration Statement on Form S-1
Filed December 16, 2019
File No. 333-235539

Ladies and Gentlemen:

On behalf of HG Holdings, Inc. (“HG Holdings” or the “Company”), we hereby submit the response of the Company to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated January 10, 2020 (the “Comment Letter”) relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). We have revised the Registration Statement in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these revisions and general updates. In connection with this letter and the filing of Amendment No. 1, we are sending to the Staff, by overnight courier, four courtesy copies of Amendment No. 1 marked to show changes from the Registration Statement as filed on December 16, 2019, and four clean courtesy copies of Amendment No. 1.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. To assist your review, we have retyped (in bold below) the headers from the Comment Letter and the text of the Staff’s comments. The responses and information below are based upon information provided to us by HG Holdings.

Registration statement on Form S-1

General

1. We note your disclosure on page 7 of Annex A that you may fall within the scope of Section 3(a)(1)(C) of the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

The Company historically operated a furniture business, which it sold in March 2018.  The consideration received by the Company for the sale of its furniture business assets included cash and a subordinated promissory note issued by the buyer to the Company.  Following the sale of its furniture business, the Company’s assets consisted primarily of the cash proceeds from the sale and the subordinated promissory note issued by the buyer.  In connection with the sale, the Company’s Board adopted a resolution, as contemplated by Rule 3a-2 under the Investment Company Act of 1940 (“Investment Company Act”), confirming the intent of the Company to be engaged primarily, as soon as reasonably possible, in a business other than that of investing, reinvesting, owning, holding or trading in securities.  In addition, in connection with the sale, the Company publically disclosed that its Board would evaluate alternatives for use of the cash proceeds, including the acquisition of non-furniture related assets that would allow the Company to potentially derive benefits from its net operating loss carryforwards.

Since the sale, the Company has actively pursued alternatives for using the cash proceeds from the sale for acquisition of non-furniture related assets.  In March 2019, the Company acquired an equity interest in HC Government Realty Trust, Inc. (“HC Realty”) consisting of Series B Preferred Stock and common stock of HC Realty, as well as debt of HC Realty.  HC Realty is a real estate investment trust that holds single-tenant properties leased entirely to the United States Government for occupancy by federal agencies. The rights offering subject of the Registration Statement is being undertaken to raise additional capital for acquisition of additional non-furniture assets, including the acquisition of additional equity of HC Realty.

The Company intends to rely on the exemption provided by Rule 3(a)-1 under the Investment Company Act as a result of its current and anticipated investments in HC Realty.  The Company has provided the analysis below which indicates that no more than 45% in value of its assets consists of, and not more than 45 % of its net income after taxes (for the four fiscal quarters ending September 30, 2019 combined) is derived from securities other than securities of HC Realty:

Assets as of September 30, 2019:

Total Assets less Cash - $12,309,000

Investment Securities - $3,907,000

Investment Securities as % of Total Assets less Cash – 31.7%

Net Income After Taxes for Four Quarters ending September 30, 2019:

Net Income After Taxes - $527,340

Net Income From Investment Securities - $114,106

Net Income From Investment Securities as % of Net Income After Taxes – 21.6%

While the Company has not completed preparing its 2019 year end financials, it believes it will also meet these tests for the year ended December 31, 2019 based on its preliminary financial statements.

The Company currently owns 16.4% of the HC Realty Common Stock on an as converted basis.  The HC Realty Series B Preferred Stock held by the Company votes on an as converted basis with the HC Realty common stock with respect to the election of directors.  The Company intends to use proceeds from the Rights Offering for acquisitions including purchasing additional HC Realty stock.  The Company anticipates that these purchases will result in the Company owning (i) at least 25% of the HC Realty common stock on an as converted basis resulting in the Company being presumed to control HC Realty within the meaning of Section 2(a)(9) of the Investment Company Act and (ii) a sufficient number of shares of HC Realty stock so HC Realty is controlled primarily by the Company within the meaning of Rule 3(a)-1. In addition to the intended presumptive control through stock ownership, the Company has maintained an active role in the management of HC Realty since its equity investment in March 2019 when the Company’s Chief Executive Officer became the Chief Executive Officer of HC Realty and two Company directors and one Company executive officer were elected directors of HC Realty (currently, the HC Realty board consists of five directors)..   The Company’s investment strategy for HC Realty has always been to increase its equity ownership in HC Realty and actively manage HC Realty at the executive and board levels.

Summary, page 2

2. We note you provide extensive disclosure regarding HC Government Realty Trust, Inc. Given the amount of equity you own in that entity please state clearly, if true, that you do not control HC Government Realty Trust, or advise.

Amendment No. 1 on page 2 includes a statement that the Company does not control HC Realty as result of its current equity ownership interest, but anticipates that purchases of additional equity of HC Realty with proceeds of the rights offering will result in control of HC Realty.

The Rights Offering, page 9

3. We note that you state “the subscription rights are transferable, and we anticipate they will be traded on the OTC Market Group’s OTCQB ….” We also note your statement in the Questions and Answers section that “May I transfer my rights? No, you may not sell, transfer or assign your subscription rights to anyone. Subscription rights will not be traded on the OTC Market Group’s OTCQB. Subscription rights may only be exercised by the stockholder who receives them.” Please revise to reconcile these statements or advise us as appropriate.

Amendment No. 1 deletes the referenced statement on page 11.

Federal Income Tax Consequences, page 28

4. We note your statement that the receipt of subscription rights pursuant to the rights offering should not be treated as a taxable distribution for U.S. federal income tax purposes. A tax opinion must be filed whenever the tax consequences of a transaction are material to an investor and a representation as to tax consequences is set forth in the filing. Please file a tax opinion as an exhibit to the filing pursuant to Item 601(b)(8) of Regulation S-K and update the tax disclosure in the prospectus accordingly. For guidance, please refer to Section III.A.2, including footnote 39, of Staff Legal Bulletin No. 19 (October 14, 2011).

Amendment No. 1 includes a tax opinion as Exhibit 8.1.

Additional Information on Company Directors..., page C-1

5. Please update your disclosure in this section for the fiscal year ended December 31, 2019.

The disclosure in this section in Amendment No. 1 has been updated for the fiscal year ended December 31, 2019.

Security Ownership of Certain Beneficial Owners and Management, page C-8

6. Please identify the natural person or persons who, directly or indirectly, exercise sole or shared voting and/or investment powers with respect to the shares held by each 5% owner who is not a natural person.

Pursuant to Instruction 3 to Item 403 of Regulation S-K, the Company has relied on the most recent filing with the Commission under Section 13(d) of the Securities Exchange Act of 1934, as amended, made by Solas Capital Management, LLC and its managing member, Frederick Tucker Golden.  Please be advised that the most recent amendment to Schedule 13D filed by Solas Capital Management, LLC and Mr. Golden does not disclose sole or shared voting and/or investment power with respect to the shares beneficially owned by Solas Capital Management, LLC by any natural person or persons other than Mr. Golden.  Steven A. Hale II has advised us that, consistent with the most recent amendment to Schedule 13D filed by the applicable reporting persons, no natural person or persons other than himself exercises sole or shared voting and/or investment power with respect to the shares beneficially owned by Hale Partnership Fund, L.P. and related parties.

Exhibit List, page II-2

7. Please revise your exhibit list to include all material exhibits including your loan agreements and related party agreements. We noted several exhibits on pages 20-21 in Annex A that do not appear to have been included in the list in Part II.

The exhibit list in Amendment No. 1 has been revised to include all material exhibits. In accordance with Section 4810.3 of the Financial Reporting Manual, the Company plans to file new consents from its accountants with a further amendment to the Registration Statement prior to effectiveness of the Registration Statement.

Undertakings, page II-2

8. Please provide the undertakings as required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K. Item 512(a)(5)(ii) is required for any prospectus filed in reliance on Rule 430C and Item 512(a)(6) is required for any offering that involves an initial distribution of securities pursuant to Rule 159A. For guidance, refer to Securities Act Rules Compliance and Disclosure Interpretation, Question 229.01.

The undertakings in Amendment No. 1 has been revised to include the undertaking required by Item 512(c)(5)(ii) as undertaking (4). The undertaking required by Item 512(a)(6) is included as undertaking (5).

We thank you for your assistance in this matter. Please do not hesitate to call me at (804) 775-1031, or my colleague, David Rivard at (804) 775-1161, with any questions or further comments you may have regarding this letter or if you wish to discuss our responses to the Comment Letter.

Very truly yours,

/s/ David W. Robertson

David W. Robertson

cc:	Steven A. Hale II
Bradley G. Garner

4